File No. 811-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:   DWS RREEF WORLD REAL ESTATE PLUS FUND, INC.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

345 Park Avenue
New York, NY 10154

Telephone Number (including area code): 800-728-3337

Name and address of agent for service of process:

Michael G. Clark
Deutsche Asset Management
345 Park Avenue
New York, NY 10154

Copy to:

Burton M. Leibert, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [ x ] No [ ]

SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 11th day of April, 2007.

DWS RREEF WORLD REAL ESTATE PLUS FUND, INC

By: /s/ Michael G. Clark Name: Michael G. Clark Title: President
ATTEST:

By: /s/ Paul H. Schubert Name: Paul H. Schubert Title: Chief Financial Officer

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